SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934
                             (Amendment No. 2)


                              Panavision Inc.
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                              (Name of issuer)

                   Common Stock, par value $.01 per share
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                       (Title of class of securities)

                                 69830E209
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                               (CUSIP number)

                             Barry F. Schwartz
                            35 East 62nd Street
                          New York, New York 10021
                               (212) 572-8600
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               (Name, address and telephone number of person
             authorized to receive notices and communications)

                               July 26, 2002
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                       (Date of event which requires
                         filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.


CUSIP No. 69830E209                    13D              Page  2   of  7  Pages

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1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            M & F Worldwide Corp.
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a) |_|
                                                              (b) |_|
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3        SEC USE ONLY

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4        SOURCE OF FUNDS

            WC
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                         |_|
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6        CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
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       NUMBER OF           7    SOLE VOTING POWER
         SHARES
      BENEFICIALLY              0
        OWNED BY           ----------------------------------------------------
          EACH             8    SHARED VOTING POWER
       REPORTING
         PERSON                 7,320,225
          WITH             ----------------------------------------------------
                           9    SOLE DISPOSITIVE POWER

                                0
                           ----------------------------------------------------
                           10   SHARED DISPOSITIVE POWER

                                7,320,225
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,320,225
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                       |_|
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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         83.5%
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14       TYPE OF REPORTING PERSON

         CO
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CUSIP No. 69830E209                    13D              Page  3   of  7  Pages

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1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         PVI Acquisition Corp.
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) |_|
                                                                   (b) |_|
-------------------------------------------------------------------------------
3        SEC USE ONLY


-------------------------------------------------------------------------------
4        SOURCE OF FUNDS

            WC
-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                       |_|
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-------------------------------------------------------------------------------
       NUMBER OF           7    SOLE VOTING POWER
         SHARES
      BENEFICIALLY              0
        OWNED BY           ----------------------------------------------------
          EACH             8    SHARED VOTING POWER
       REPORTING
         PERSON                 7,320,225
          WITH             ----------------------------------------------------
                           9    SOLE DISPOSITIVE POWER

                                0
                           ----------------------------------------------------
                           10   SHARED DISPOSITIVE POWER
                                7,320,225
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,320,225
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                        |_|
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            83.5%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

            CO
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         This statement amends and supplements the Statement on Schedule
13D dated April 20, 2001, as amended by Amendment No. 1 thereto, dated December 28, 2001 (as so amended, the "Schedule 13D"), filed with the Securities and Exchange Commission by M & F Worldwide Corp., a Delaware corporation ("M & F Worldwide"), and PVI Acquisition Corp., a Delaware corporation ("PVI Acquisition"), in connection with their ownership of shares of common stock, par value $.01 per share ("Common Stock"), of Panavision Inc., a Delaware corporation (the "Company"). Unless otherwise defined herein, all capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         Item 5 is hereby amended by adding the following:

         (a)-(b) As of May 14, 2002, based upon information provided by the Company, there were 8,769,919 outstanding shares of Common Stock (net of shares held in the Company's treasury). PVI Acquisition has beneficial ownership of 7,320,225 shares of Common Stock, representing 83.5% of the Common Stock outstanding. M & F Worldwide may be deemed to share beneficial ownership of such 7,320,225 shares of Common Stock, by virtue of its ownership of 100% of the common stock of PVI Acquisition.

         (c) Other than the transactions described in Item 4 of this
Schedule 13D, there were no transactions by the Reporting Persons during the past 60 days.

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The following is added to the response to Item 4:

         On July 26, 2002, M & F Worldwide entered into a settlement agreement pursuant to which the parties agreed to settle and dismiss a consolidated derivative and class action, In re M & F Worldwide Corp. Shareholder Litigation, and a derivative action, Furtherfield Partners, et al. v. Ronald O. Perelman, relating to the acquisition by M & F Worldwide of 7,320,225 shares of Common Stock (the "Shares") from PX Holding Corporation, a Delaware corporation ("PX Holding"). The settlement is subject to approval by the Delaware Chancery Court following a settlement hearing. Under the terms of the settlement agreement, Mafco Holdings Inc., a Delaware corporation ("Mafco Holdings") and the direct parent of PX Holding, will reacquire from M & F Worldwide the Shares previously held by PX Holding. In addition, under the terms of the settlement agreement, Mafco Holdings will acquire from M & F Worldwide 1,381,690 shares of Series A Non-Cumulative Perpetual Participating Preferred Stock, par value $.01, of the Company, $11,420,000 principal amount of 9-5/8% Senior Subordinated Discount Notes Due 2006 of the Company (the "Company Notes") and a $6.7 million promissory note issued by the Company. M & F Worldwide will receive aggregate consideration including 1,500,000 shares of its common stock, par value $.01 per share, 6,848,820 shares of its Series B Non-Cumulative Perpetual Participating Preferred Stock, par value $.01 per share, and a net cash payment of $90,087,050 plus accrued interest on the Company Notes.

Item 7.  Material to be Filed as Exhibits.

         Exhibit 15     M & F Worldwide Corp. Press Release, dated July 29, 2002

         Exhibit 16     Settlement Agreement, dated July 26, 2002



                                 SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.


Dated:   July 29, 2002

                                            M & F WORLDWIDE CORP.
                                            PVI ACQUISITION CORP.


                                            By: /s/ Glenn P. Dickes
                                                --------------------------
                                                Glenn P. Dickes
                                                Secretary



                               EXHIBIT INDEX



      Exhibit

        15           M & F Worldwide Corp. Press Release, dated July 29, 2002

        16           Settlement Agreement, dated July 26, 2002